UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number: 0 - 5460

NOTIFICATION OF LATE FILING

(Check One):         ☒  Form 10-K         ☐   Form 11-K         ☐   Form 20-F         ☐   Form 10-Q         ☐   Form N-SAR

For Period Ended: December 31, 2002

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

StockerYale, Inc.
Full name of registrant
Former name if applicable 32 Hampshire Road
Address of principal executive office (Street and number) Salem, New Hampshire 03079
City, state and zip code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 11-K, Form 20-F, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Company is unable to file its Form 10-K within the prescribed period because it is completing required disclosures. The Company fully expects to be able to file within the additional time allowed by this report.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Information disclosed herein involves the registrant’s expectations, beliefs, hopes, plans, intentions or strategies regarding the future and constitutes forward-looking statements that involve risks and uncertainties. All forward-looking statements included herein are based upon information available to the registrant as of the date hereof, and the registrant assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from the registrant’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: delays in development or shipment of new versions of the registrant’s products and services; lack of market acceptance of the registrant’s existing or future products or services; inability to continue to develop competitive new products and services on a timely basis; introduction of new products or services by major competitors; the registrant’s ability to attract and retain qualified employees; and that market conditions could make it more difficult or expensive for the Company to obtain the necessary capital to finance its operations. Factors and risks associated with the registrant’s business, including a number of the factors and risks described above, are discussed in the Company’s Form 10-Q filed November 8, 2002.

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PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Francis J. O’Brien	(603)	893-8778
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes         ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes        ☒  No

StockerYale, Inc.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 28, 2003	By:	/s/ Francis J. O’Brien
		Name:	Francis J. O’Brien
		Title:	Executive Vice President and Chief Financial Officer

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